

OLD MUTUAL | plc

5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44 (0)20 7002 7000 Fax +44 (0)20 7002 7200 www.oldmutual.com


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH, D.C. 213 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA




05006377

1 March 2005

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 10 January 2005:

- Announcement by OM plc dated 25 January 2005 of the appointment of Norman Broadhurst as Senior Independent non-executive Director from 11 May 2005;
- Trading update by Mutual & Federal Insurance Company Limited ("M&F") dated 25 January 2005;
- Announcement by M&F dated 9 February 2005 of its results for the year ended 31 December 2004;
- Announcement by Nedcor Limited dated 22 February 2005 of its results for the year ended 31 December 2005;
- Announcement by OM plc dated 28 February 2005 of its results for the year ended 31 December 2004;
- Announcement by OM plc dated 28 February 2005 of the final dividend for the year ended 31 December 2004; and
- Announcement by OM plc dated 28 February 2005 of the appointment of Professor Wiseman Nkuhlu as non-executive Director of OM plc from 1 March 2005.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc


THOMSON
FINANCIAL


OLD MUTUAL | plc

NEWS RELEASE

Appointment of Senior Director from May 2005

Old Mutual plc is pleased to announce that Norman Broadhurst will become its Senior Independent Non-executive Director with effect from 11 May 2005. Norman Broadhurst will replace Christopher Collins, who will succeed Mike Levett as Chairman of the Board at that time.

Norman Broadhurst (aged 63) has been a non-executive director of the Company since March 1999. He chairs the Group Audit Committee. He was previously Group Finance Director of Railtrack plc and is currently Chairman of Chloride Group plc and of Freightliner Limited. He is also a non-executive director of Cattles plc, Tomkins plc and United Utilities plc.

Commenting on his appointment, Mike Levett, Chairman of Old Mutual plc, said:

"Norman Broadhurst has made an immense contribution to the Board over the last six years, and I am delighted that he has agreed to take on the role of Senior Independent Non-executive Director."

25 January 2005

Enquiries:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 82 553 7980

Downloadable photographs are available at
http://www2.oldmutual.com/Media/media_resources/photo_library/index.jsp

For further details about Old Mutual plc visit www.oldmutual.com

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1970/006619/06
Share code: MAF ISIN No: ZAE000010823
("Mutual & Federal" or "the company")

TRADING UPDATE

Shareholders are referred to the trading statement which was published on SENS on 15 November 2004. In this statement shareholders were advised that should the prevailing underwriting performance and the general investment market conditions continue until 31 December 2004, the company expected that headline earnings per share would be 25% to 45% above those reported for the prior corresponding period, being 31 December 2003.

Following a substantial increase in the value of listed equities towards the end of the financial year, the company now expects that the headline earnings for 2004 will be 60% to 75% higher than those of the prior corresponding period.

The information in this trading update has not been reviewed or reported on by Mutual & Federal's auditors.

The results for the year ended 31 December 2004 are expected to be published on or about 9 February 2005.

Johannesburg
25 January 2005

Sponsor
Nedbank Capital

Mutual & Federal Insurance Company Limited

Press Release for the year ended 31 December 2004

To be released at 08:00 on 09 February 2005

Mutual & Federal today (Wednesday 9 February 2005) announced the results of the group for the year ended 31 December 2004.

Gross Premium Income amounted to R7,4 billion (2004: R6.5 billion) which was an increase of 13% over the previous year. The General Insurance Result improved from R602 million to R864 million primarily as a result of the increase in underwriting surplus for the year from R392 million in 2003 to R663 million in 2004.

The Headline Earning per Share increased by 67% to 475 cents whilst the Operating earnings per share, which are calculated on the long-term rate of return, increased by 17% from 308 cents to 360 cents.

On 6 September 2004 the company paid a special dividend of 350 cents per share as part of the ongoing review of the capital and solvency requirements of the company. The final dividend has been increased from 48 cents to 80 cents per share, making the dividend for the year 105 cents per share, an increase of 44% for the year. The board intends to continue with its progressive dividend policy.

Comments on results

Commenting on the financial results, Managing Director Bruce Campbell noted that the underwriting surplus amounted to R663 million, representing an underwriting ratio of 9,8% to net earned premiums. This was a particularly pleasing result compared to the R392 million (at an underwriting ratio of 6.9%) achieved in 2003. Accordingly, the General Insurance Result for the year had increased by 44% from R602 million in 2003 to R864 million in 2004.

Premium income grew by 13% during the year. Excluding Alternate Risk Transfer arrangements the increase was 8%, which reflected ongoing adjustments in terms and satisfactory growth in new business.

Trading conditions for the period had been characterised by a decline in the incidence of claims despite an increase in weather-related losses. Increases in average costs per claim remained low due to management control and a reduction in the price of imported goods following an improvement in the value of the Rand.

Most insurance portfolios had returned satisfactory results but Campbell foresaw a need for continued prudent risk selection in respect of large fire and engineering risks as insurance rates appeared to have softened prematurely. The motor results continued to be negatively impacted by increasing repair costs and Campbell reiterated his concern at the ongoing poor driving standards, deteriorating road maintenance and a high level of motor accidents.

Turning to the investment results, Campbell noted the overall return for the year had been pleasing. Despite a poor performance in the first half of the year, the JSE had shown strong growth in the last 5 months of 2004 and this had positively impacted the headline earnings. Although interest income had reduced following a decline in rates and the payment of a special dividend, dividend income had grown at a satisfactory rate. The value of listed equities had grown by more than 25%, which was ahead of the JSE all-share index and the net asset value per share was 1 447 cents at 31 December 2004

In referring to the strong capital position, Campbell commented that the company had paid a special dividend of 350 cents per share in September and this had returned approximately R850 million to shareholders. The solvency margin at 31 December 2004 was above 50% and the Board was satisfied that this capital position would be sufficient to support the current operations and facilitate further development of the business

Looking to the year ahead Campbell reaffirmed the group policy of maintaining responsible underwriting standards. He anticipated that market conditions in general would remain conducive to achieving profitable underwriting results and was accordingly cautiously optimistic of the prospects for 2005.

He thanked the intermediaries for the outstanding level of support that they had shown towards Mutual & Federal and reiterated the continued commitment of the group to conducting business through this channel. The strong loyalty and ongoing support were appreciated and intermediary confidence in Mutual & Federal was reflected in the 2004 SAFSIA-awards to Mutual & Federal, of

- Best Commercial,
- Best Corporate and
- Joint- Best Personal Insurer of the Year.

In conclusion he thanked the group clients, management and staff for their ongoing support.

End of Press Release
Johannesburg



Release Date: 22/02/2005 08:00:58

Nedcor Limited - Reviewed financial results and cautionary announcement

---

NED
Nedcor Limited - Reviewed financial results and cautionary announcement
Nedcor Limited
Registration number 1966/010630/06
Incorporated in the Republic of South Africa
Share code: NED ISIN code: ZAE000004875
Reviewed financial results and cautionary announcement for the year ended 31 December 2004
Headline earnings: R1 447 million
Headline earnings, excluding foreign currency translation losses: R1 819 million
Ordinary shareholders" equity up 55%
Group Tier 1 capital adequacy ratio up from 5,0% to 8,1%
Earnings volatility significantly reduced
Recovery programme delivering tangible benefits
Competitive, sustainable base established
Group on track to meet 2007 targets
Overview
2004 was a year of delivering on commitments made to shareholders, reducing earnings volatility, improving risk management and establishing a competitive and sustainable base for growth. A detailed recovery programme was implemented with clear priorities and the directors are pleased to report that all key objectives of this programme have been achieved so far.
Headline earnings per share (excluding foreign currency translation losses) of 504 cents (2003: 502 cents) were ahead of the group"s expectations. Headline earnings per share of 401 cents were significantly up from 19 cents in 2003. The group made attributable earnings per share of 270 cents (2003: attributable loss of 546 cents).
Management remains committed to a targeted return on equity (RoE) of 20% in 2007. Detailed plans for the next three years are in place to meet this target.
Delivering on commitments to shareholders
Nedcor gave shareholders a commitment to resolve the strategic, financial and risk management issues that had affected the performance of the group.
Highlights of the year included:
* a thorough review of the balance sheet and the successful capital raising through the rights issue;
* a substantial reduction of the risk profile;
* appointment of a new and effective management team;
* setting a clear strategic direction for the group;
* a comprehensive restructure of the group to ensure improved accountability and better service to clients;
* delivery of the merger; and
* improved management information systems and financial reporting.
Balance sheet review and capital raising
Following the 2003 balance sheet review the group undertook a rights issue in May 2004, which was successful in raising R5,15 billion of Tier 1 capital and strengthening the group"s capital base.
The group repaid R2,5 billion of subordinated debt (Tier 2 capital) from the

rights issue proceeds. This improved the balance between Tier 1 and Tier 2 capital. The balance was used to reduce expensive funding.
Nedcor set a target of reaching a group Tier 1 capital adequacy ratio of at least 7,5% by the year-end and is pleased to report that, through the rights issue and proactive capital management, the group Tier 1 capital adequacy ratio at year-end was 8,1% and total group capital adequacy was 12,1%.
This provides the group with a strong foundation for future growth.

Substantially reduced risk profile

Significant steps have been taken to reduce a number of risks inherent in the group at the end of 2003:

- The improved capital position stabilised the group"s credit ratings.
- The capital and earnings volatility arising from foreign exchange movements was substantially reduced. The group repatriated, converted and/or hedged R5 058 million of capital sensitive to foreign exchange movements. The foreign exchange translation loss reduced to R372 million in 2004 (2003: R1 416 million) within the income statement and from R181 million to R57 million within reserves.
- Interest rate risk was significantly reduced. An active hedging programme was implemented, swapping new term fixed-rate deposits to floating rates. In addition, the group"s R6 billion fixed-rate subordinated debt issued in 2001 and 2002 was hedged against further interest rate movements from July 2004. Interest rate risk was further reduced, with the expensive unhedged fixed-rate negotiable certificates of deposit (NCDs), promissory notes (PNs) and retail fixed deposits in issue at December 2003 having matured by April 2004.
- The recovery programme, initiated to reverse the deterioration in the group"s efficiency ratio, is starting to show positive results, which will impact in 2005.

A number of structural and operational improvements have been made to the group enterprise-wide risk management framework.

- The roles of the Chief Financial Officer and Chief Risk Officer were separated.
- Capital management was placed under the control of the Chief Financial Officer. This enabled the group to improve the allocation of capital to divisions to ensure optimum use of capital and enhance long-term capital planning.
- The Asset and Liability Management Committee (ALCO) was restructured to allow for a more effective and efficient decision- making process. The ALCO responsibilities were extended to include all interest rate risk management as well as the management of capital, foreign exchange, investment and market risks.
- Management processes have been redesigned to ensure a logical and streamlined framework to monitor risk and ensure governance.
  The group has completed its Financial Advisory and Intermediary Services Act (FAIS) licensing requirements. Progress has been made in complying with the Financial Intelligence Centre Act (FICA).
- The group is on track to meet its January 2008 Basel 11 commitments.

Management team in place

Additional appointments were made to the Group Executive Committee (Exco). Philip Wessels was appointed Chief Risk Officer in May and Mike Brown Chief Financial Officer in June, while Advocate Selby Baqwa was appointed Head of Group Compliance and Corporate Governance and joined Exco in November. Pete Backwell, Head of Nedbank Retail, resigned to follow business interests in the agricultural sector and the Human Resources Director, Ivan Mzimela, left for a position in the leisure sector.
Rob Shuter was appointed Head of Nedbank Retail to replace Pete Backwell. Nolitha Fakude took on the responsibility for Corporate Strategy, Communications and Marketing from Rob Shuter and Derek Muller has assumed the additional portfolio of Human Resources until a new Head of Human Resources is appointed.

As a result of the internal appointments to the Exco, the group restructure and the retrenchment programme, all management positions in the group were reviewed and 70 of the top 100 managers were appointed to new positions during 2004. Throughout this process the group has been conscious of its employment equity commitments. While we acknowledge the transformation challenges facing the group, it is pleasing that the percentage of black managers improved from 23,3% to 26,8% during the year. At December 2004, 25% of the Exco was black and 19% of the top 100 managers was black. The number of women in the top 100 management group also improved from 8% to 20%.

Detailed balanced score cards with performance measures directly linked to the three year plan are in place for all top managers. These drive the calculation of management incentives.

Clear strategic direction

In Nedcor"s interim report the following strategic focus areas were identified:

* to focus on the basics of banking by disposing of non-core assets, simplifying the brand strategy, optimising the asset and liability management and improving management information systems;
* to focus on growing the retail business and transactional banking in particular, while building on the group"s strengths in the corporate and commercial sector;
* to focus on Southern Africa and retain only core offshore operations;
* to attract, retain and develop staff, while building a client-centred culture, with an improvement in staff morale remaining a key focus;
* to align products and processes to optimise client service;
* to monitor client satisfaction on a constant basis, with client retention strategies firmly embedded in the recovery programme;
* to expand bancassurance; and
* to drive transformation and sustainability and to comply with the spirit of the Financial Sector Charter (FSC).

These focus areas have not changed, but the group conducted indepth scenario planning to test their appropriateness.

The strategic direction of the group has been communicated through staff workshops, roadshows and internal publications.

The group has consolidated its brand portfolio from 14 at the beginning of 2004 to eight brands in December. The group also plans, subject to shareholder approval, to change its name from Nedcor Limited to Nedbank Group Limited. This proposal will be put to shareholders at the group"s annual general meeting in May 2005.

The planned disposal of non-core operations and assets is progressing well.

Offshore subsidiaries sold include:

Subsidiary	Proceeds	Book value	Profit/(loss)
	Rm	Rm	Rm
niswell Associates	244	104	140
BoE Life International	62	149	(87)
BoE International Fund Services and BoE International Fund Managers	44	23	21
Stenham Group	238	318	(80)
Total	588	594	(6)

A review of the international businesses resulted in the closure of the Asian operations, which reduced risk and will improve the return on ordinary shareholders" funds. Advances have been reduced to US$26 million (from over US$400 million), with no additional losses.

Repatriation of the capital from the Asian businesses commenced in October 2004 with the first US$1 million, followed by US$19 million in January 2005, and the balance is expected to be remitted in May 2005.

Onshore investments and subsidiaries disposed include:

Investment/Subsidiary Proceeds Book Profit/(loss)

		value	
	Rm	Rm	Rm
Century City - vacant land	82	80	2
NUEP*	38	17	21
Edward Nathan and Friedland	50	70	(20)
Endowment policies	1 252	1 280	(28)
Other	17	13	4
Total	1 439	1 460	(21)

- Following the partial sale and restructuring of Net1 Applied Technology Holdings (Aplitec) into Net1 UEPS Technologies (NUEP) Nedcor has reduced its shareholding in this group from 25% to 15%.

The group has remaining non-core assets of approximately R1,1 billion that are earmarked for disposal.
The group reduced its office space needs and disposed of 17 buildings for R93,8 million at a profit of R20,0 million.
A reevaluation was conducted of all alliances and joint ventures and their role in the group"s strategy. As a result, the alliance with the JD Group was terminated by mutual agreement and the group acquired Capital One"s interests in the American Express and Peoples Lending joint ventures.
Comprehensive restructure
To align the group"s structure with its strategy a comprehensive restructure was completed. The aim was to ensure better client focus and client service, while ensuring clear accountability, faster response times and an emphasis on improving the return on ordinary shareholders" equity.
The restructure was also designed to devolve product design and process, the credit approval function and branch and card operations to the line units.
The single biggest change to the group structure was the integration of areas of the former Technology and Operations Division into the client-facing divisions, and in particular into Nedbank Retail. Branch operations were fully integrated within Nedbank Retail. This entailed 850 interviews, with 454 new branch managers being appointed in 72 days and the transfer of more than 5 000 staff from the Central Operations Division to Nedbank Retail. In addition, several other functions, including card operations and the group call centres, were consolidated in Nedbank Retail. Product and process staff were transferred into client-facing divisions.
The restructure has not only achieved a more focused organisation, but resulted in operational efficiencies. The staff headcount (excluding temporary staff) was reduced by 3 102 people from 24 205 to 21 103. This was achieved through the voluntary retrenchment of 1 439 people, business-initiated retrenchment of a further 596 people, the sale of certain businesses and net natural attrition.
Divisions within the group are working well together, with a notable example being the new coverage model developed between Nedbank Corporate and Nedbank Capital to ensure that larger clients are effectively serviced through a single channel.
The minority interests in Peoples Bank were acquired and the management and the head office functions integrated into Nedbank Retail. Regulatory approval to integrate the Peoples Bank clients into Nedbank with effect from 1 February 2005 was received in December 2004 and the group will complete this integration during 2005.
Merger delivered
The remaining client migrations from the BoE merger were completed on time and within budget. A total of 115 000 BoE Business Banking clients, with loans of R10 billion and deposits of R4 billion, were migrated on to Nedbank systems, with a client loss of less than 3% (5% was expected at the time of the merger).
700 000 NBS clients, with deposits amounting to R7 billion, were migrated on to Nedbank and Peoples Bank systems, with minimal client loss. 12 600 contracts for Property Finance clients, with loans of R8 billion, were migrated on to the Property Finance SAP system, also with minimal client loss.
Improved management information systems (MIS)

The group committed itself to enhance financial disclosure and has achieved improved market and segmental disclosures.
A new internal funds transfer pricing system has been implemented and pro forma 2004 segmental results have been adjusted to reflect this.
The group also implemented an improved activity-justified transfer pricing process between divisions to allocate costs on a more accurate basis. While there are still central costs that could be charged to divisions, the process is substantially complete. This will facilitate more accurate product, channel and client profitability measures.
A risk-weighted capital allocation and charging methodology was introduced. This is being used as a foundation for more sophisticated risk-adjusted economic capital allocation, which will be implemented in 2006.
Liquid assets and cash reserving costs are no longer held at the centre, but are being charged to divisions.
These processes have resulted in more accurate and meaningful segmental analysis, improving the group"s ability to evaluate and manage capital and helping management and investors to measure and benchmark divisional performance. 2003 segmental results have been restated for the above improvements to afford better comparability.
The group is in the process of redesigning its long-term financial architecture process framework.

Financial performance

Income attributable to shareholders of R974 million shows a significant turnaround from the loss of R1 600 million for the year to 31 December 2003. Headline earnings of R1 447 million increased from the R55 million for the year to 31 December 2003. Headline earnings (excluding foreign currency translation losses) of R1 819 million was 23,7% above the R1 471 million reported in 2003.

Net interest income

Net interest income (NII) for the group increased by 11,1% from R6 808 million for the 2003 year to R7 567 million. The group"s net interest margin for the year to December 2004 was 3,13%, up from 3,04% in 2003 (the group"s previously reported margin for 2003 of 2,95% has been restated to give a more accurate reflection of the margin by changing the calculation of average interest-earning assets to exclude certain assets that do not generate margin income).
Margins are likely to improve further as a result of

- the expensive, unhedged short-dated fixed rate funding having matured by the end of April 2004;
- the positive endowment effect of the rights offer proceeds for the full year from 2005 onwards;
- offshore capital being repatriated and earning higher yields in rands;
- the hedging of the fixed-rate subordinated debt and its maturity profile; and
- the settlement of the expensive empowerment funding for Peoples Bank in April 2005.

Non- interest revenue

Non-interest revenue (NIR), excluding foreign currency translation losses, increased by 3,1% from R7 953 million in 2003 to R8 197 million. NIR before the AC133 adjustment increased by 8,3% from R7 441 million to R8 057 million, with commission and fees increasing by 9,8% from R5 208 million to R5 716 million.
The major factors that have contributed to the movement in NIR are set out below.

	2004 Rm	2003 Rm
AC133 fair-value adjustment	140	512
Exchange and securities trading	816	1 201
Private equity revaluation	170	
Consolidation of Fasic Limited	136	
Consolidated for the first time during second half of 2003	228	140

Sale of Canal Walk and Virgin Active		145
Realisation of endowment policies	114	
Subsidiaries sold	220	269

Nedcor"s three-year plan has a major focus on growing transactional NIR. This includes gaining more primary banking relationships with clients, increasing cross-sell and upsell actions and bancassurance initiatives. The group was awarded a number of significant corporate and business banking transactional mandates in 2004.

Foreign exchange translation losses

The group incurred a foreign currency translation loss of R372 million (2003: R1 416 million) as the rand strengthened during 2004 from R6,63 to US$1,00 at 31 December 2003 and to R5,63 to US$1,00 on 31 December 2004. The group historically held excess levels of capital in its offshore operations and repatriated, restructured and/or hedged foreign capital during the year, reducing exposure to foreign currency translation movements by 71%, as set out below.

Rm	FX sensitive	Non-FX sensitive	Total
December 2003 FX exposure	7 146	2 122	9 268
Capital repatriated and foreign dividends	(760)		(760)
Preference funding repatriated	(1 956)		(1 956)
Sale of subsidiaries and foreign restructuring	(1 605)	(118)	(1 723)
Loss on translation	(372)		(372)
Hedge of future capital repatriation	(365)		(365)
December 2004 FX exposure	2 088	2 004	4 092

Note: FX = foreign exchange

If the group had not taken these active steps, foreign currency translation losses would have amounted to R929 million.

The adoption of International Financial Reporting Standards (IFRS) from 2005 onwards will lead to a larger portion of the foreign currency translation profits or losses being treated as movements in the balance sheet foreign currency translation reserve rather than as income statement profits and losses.

Credit impairments

In line with the favourable credit environment the bad debt experience within Nedcor improved, with non-performing assets reducing from R8 444 million in December 2003 to R7 488 million, including disposals and write-downs of R627 million of properties in possession. Recoveries of bad debts increased from R98 million in 2003 to R227 million. The only major credit impairment was in Peoples Bank, where a once-off adjustment in the first six months of some R90 million resulted from the refinement of AC133 default ratios and the recognition of certain concentration risks in the mortgage book.

All minimum regulatory provision requirements were met.

In the absence of any significant deterioration in economic conditions, the credit outlook remains positive.

Expenses

Operating expenses increased by R736 million (7,1%) from R10 305 million in 2003 to R11 041 million. This movement is mainly attributable to the following:

Factors resulting in an increase/(decrease) in expenses	Rm
First-time consolidation of subsidiaries	69
Decrease in expenses from subsidiaries disposed of	(106)
Increase in Nedbank Namibia and Tando (Swisscard) consolidated for the first time during the second half of 2003	135

Normalisation of bonus provision in 2004	462
Excess of actual costs over 2003 estimates	75
Increase in fees paid to originators	109
Additional regulatory costs for Basel II and FICA	103
Increase in provision for transaction taxes	112
Benefit from expense merger synergies	(117)
Benefit from expense recovery synergies	(531)
	311
Other movement mainly due to inflation	425
Total increase in expenses	736

The group will continue its focus on costs to ensure revenue growth exceeds expense growth.
Alliance partner fees moved from payment of a profit share of R4 million to R70 million, primarily as a result of the profitability of the Capital One alliances prior to their termination.
Recovery expenditure of R379 million includes retrenchment costs of R298 million. As indicated in November 2004, certain recovery costs were held over to 2005 and the group estimates that further restructuring costs of R59 million will be incurred in 2005.
Merger costs during the period amounted to R246 million, slightly below the original estimate for the year. A final contingency of R107 million is projected for 2005. The group will complete the merger in the first quarter of 2005, within the R868 million once-off costs previously communicated to the market.
The group has realised R634 million of synergies from the merger to date and is on track to realise in 2005 the balance of the R700 million initially anticipated.
The cost-to-income ratio, excluding foreign exchange translation losses, was 74,5% (2003: 72,5%). Significant improvements to this ratio are anticipated as a result of the recovery programme from 2005 onwards. When the once-off recovery and merger costs are excluded, the efficiency ratio is 70,5%.
Taxation
The effective tax rate of 26% is higher than initially anticipated, as R126 million of additional provisions have been raised for potential taxation liabilities. The tax rate was impacted positively by a R342 million (2003: R356 million) credit on the tax line arising from AC102 treatment of structured finance transactions. This credit is offset by lower reported margin income on these transactions.
The taxation charge is also lower as a result of a saving in secondary tax on companies (STC) due to the high acceptance rate of the 2003 final capitalisation award.
The tax rate should be lower in 2005, but the sustainable tax rate will trend to between 25% and 30%, once historical structured finance transactions have wound down.
Capital items
The capital items comprise:

Rm	2004	2003
Goodwill amortisation	251	424
Goodwill impairment	123	1 379
Impairment of software and development costs	90	134
Impairment of fixed assets and equipment	23	105
Profit on sale of buildings	(20)	(29)
Disposal of the various subsidiaries and other non-core investments	43	(320)
Total before taxation	510	1 693
Taxation	37	38
Total	473	1 655

The adoption of IFRS from 2005 onwards will result in goodwill no longer being amortised, but being subject to an impairment assessment at each reporting

period.

Balance sheet

Capital

The rights issue raised capital of R5,15 billion. This, together with improved earnings, the realisation of non-core investments, the focus on managing advances growth and the reduction of foreign currency exposures, all contributed to increasing the group"s Tier 1 capital adequacy ratio from 5,0% at 31 December 2003 to 8,1% at 31 December 2004.

Deposits

All expensive unhedged fixed-rate funding, in the form of NCDs, PNs and retail fixed deposits amounting to approximately R24 billion in December 2003, matured in the first half of the year. Structural shifts in the group"s funding mix reduced the cost of funds.

Advances

Advances increased by 5,3% from R210,1 billion in December 2003 to R221,1 billion at 31 December 2004. The group actively reduced certain categories of low-yielding corporate short-term loans and followed a generally cautious approach to asset growth prior to the completion of the rights issue.

The overall loss of market share was disappointing, with retail average advances growing by 13,4%, but lagging competitor growth, and corporate average advances reducing by 6,3%, mainly as a result of the R6,2 billion balance sheet fficiency programme initiated to optimise the use of capital and generally slow emand for credit in the corporate environment.

Divisional overview

Divisional management reporting has been enhanced with the introduction of liquid assets and cash reserving charges, improved activity-justified cost transfer pricing and better capital allocation methodologies. The inclusion of funds transfer pricing from 2005 and the establishment of an improved baseline will allow for more meaningful segmental reporting.

Nedbank Capital

Nedbank Capital achieved a 5% growth in headline earnings from R837 million to R878 million and an RoE of 31%, in an environment of more subdued trading conditions. Strategic recovery and merger programme expenses of R52 million (2003: R27 million) also negatively impacted Nedbank Capital"s results.

Activity accelerated during the second half of the year, particularly in respect of BEE transactions. These included Telkom, Incwala Platinum, Metropolitan Life and Dimension Data. Private Equity had an excellent year.

Nedbank Capital was restructured to create focus and optimise client service. A new Executive Committee was established, the component businesses colocated into the head office building and the division streamlined to eliminate duplication and optimise resources.

A focused debt and equity capital markets business was created to align the trading and structuring functions. Good progress was made in delivering a single ouse approach to add value to the client base. The minority interests in NIB Namibia were bought out and the business consolidated. A more rigorous process was put in place for developing, monitoring and converting the transaction pipeline.

A closer working relationship was developed with both Nedbank Corporate and Old Mutual to focus on improved client service and cross-sell opportunities. During August Nedbank Capital took responsibility for the Nedbank London branch. Staff were colocated with Old Mutual Plc and a matrix reporting structure with Nedbank Corporate introduced.

The consolidated Nedbank Capital brand is starting to achieve recognition in the market, which is reflected in the major investment banking league tables. The division has a strong pipeline of potential deals for 2005.

Nedbank Corporate

Nedbank Corporate increased headline earnings by 14,7% from R1 841 million to R2 112 million, despite the asset reduction programme and the endowment impact of the lower interest rate environment. Nedbank Corporate improved its RoE from

19,0% in 2003 to 23,4%.
This increase in earnings can be mainly attributed to:

- growth in business volumes;
- improvement in the funding margin;
- price increase in non-interest revenues;
- first-time full-year consolidation of Nedbank Namibia, as well as the consolidation of Fasic;
- improvement in credit impairments driven by healthy recoveries, effective credit management and the favourable interest rate environment;
- uplift in listed property loan stock valuations; and
- containment of operating expenses.

A focus on asset quality, both in terms of credit and RoE, gave rise to a proactive reduction in the loan book of approximately R6,2 billion, primarily in Corporate Banking. Nedbank Corporate has used the low interest rate environment to reduce its exposure to potentially higher-risk advances, leading to a significant reduction in the level of risk and overall bad-debt experiences in 2004.
Strategic recovery and merger programme expenses of R145 million (2003 R7 million) impacted on Nedbank Corporate"s results.
Nedbank Corporate"s Executive Committee was restructured, which resulted in the appointment of a skilled team with experience in client value management and risk management methodologies aligned with the Basel II framework. The restructure also resulted in the consolidation of Asset-based Finance into Business Banking, and the establishment of a focused Transactional Banking Sales Division to enhance cross-selling and increase market share of clients to whom we are the primary banker. The review of the international operations has resulted in the closure of the Asian activities, which has reduced the risk profile and will improve the group"s RoE.
A major project was initiated to consolidate and improve the bank"s electronic banking systems to grow transactional banking market share and enhance NIR. The cluster successfully completed the migration of R10 billion of advances and R4 billion of deposits of ex-BoE Business Banking clients on to Nedbank systems as well as the remaining R8 billion migration of Nedbank and ex-NIB Property Finance clients on to the Property Finance SAP system. This process largely completed the merger-related client migration in Nedbank Corporate.
Nedbank Retail
Nedbank Retail increased headline earnings by 41% from R455 million to R641 million. However, RoE remains low at 12,8% (2003: 9,7%). The performance of Nedbank Retail, including Peoples Bank, was negatively impacted by the cost of expensive fixed-rate deposits and the additional impairments required in Peoples Bank, as well as recovery programme expenses of R79 million.
Following the appointment of Rob Shuter as Head of Nedbank Retail in August 2004 the cluster was reorganised to improve client service, reduce resource duplication and improve accountability. This resulted in the appointment of a new divisional executive team, the integration of the operational and support structures into Retail and the formation of integrated standalone card, home loan and personal lending businesses.
A detailed review was undertaken of Nedbank"s alliances:

- The Go Banking alliance with Pick `n Pay is fulfilling the objectives of growing the client base, as well as providing a low-cost platform for enhancing transactional banking services;
- The Old Mutual Bank Division of Nedbank continues to provide excellent service and the division is working well with Old Mutual to increase the relevance of this business to the Old Mutual client base and intermediary network. Old Mutual Bank recorded a loss for the full year due to marketing and client acquisition activities.
- The alliance relationships with Capital One and the JD Group were terminated. Capital One"s share of the alliances were acquired for approximately R160 million, facilitating the integration of the card

business within Nedbank Retail under one management team. The alliance with the JD Group was terminated by mutual agreement.

The restructuring of the local and international businesses of the Wealth Management Division is largely complete. As referred to earlier, Chiswell Associates, the Stenham Group, BoE Life International, BoE International Fund Services and BoE International Fund Managers have all been sold.

The integration of Peoples Bank into Nedbank Limited will reduce costs, streamline business activities and focus the group"s retail growth initiatives.

New frontline credit systems were implemented in the second quarter, which improved turnaround times significantly.

While Nedbank Retail has created a solid growth platform, performance is still below expectations and considerable effort is required to improve the RoE, cost-to-income ratio and client satisfaction.

Imperial Bank

Results for 2004 were disappointing, primarily due to large credit impairments in the Aviation Finance book and expenses growth. This is the first year in which the bank has not shown earnings growth on the previous financial year, with Imperial Bank"s contribution to Nedcor earnings dropping from R116 million to R83 million.

The Motor Finance Corporation (MFC) was the strongest performer, doubling profit before tax. The Medical Division, which is in a startup phase, made strong inroads into its niche market. Residential Development Property Finance had another strong year, but penetration into the commercial market was significantly below expectations. Cost growth impacted negatively on results.

Asset-based Finance experienced reasonable performances from Corporate Asset Finance and Supplier Finance, but suffered significant losses in the aviation sector. These losses are directly related to the strengthening of the rand and the continued weakness in the global aviation market. This affected Imperial Bank"s aviation charter clients in particular and resulted in a second year of losses for this division. It is anticipated that 2005 will be better, but the division will continue to be at risk while the aviation sector is weak.

Shared Services, Capital Management and Central Funding

The central service divisions have all reduced costs, with the exception of Group Risk, which incurred additional regulatory expenses on the group"s money laundering projects and Basel II implementation. Approximately 6 913 staff were moved from the Central Operations and Group Business Innovation Divisions into client-facing businesses and this will reflect in the 2005 segmental reporting.

Achievements over the period include:

- Swisscard is now fully operational in Switzerland.
- An additional call centre was commissioned in new premises in Durban.
- A tracking and storage infrastructure was set up to accommodate the FICA documentation and legislative requirements.
  Extensive improvements were made to the group"s disaster recovery ability and the most comprehensive test ever undertaken by the bank was successfully concluded.
- New core network switches that significantly improve client service in terms of availability and response times were installed.
- Nedcor"s intranet site was voted the best in the financial services industry at the Computer Society of SA annual awards.
- In the global ranking and awards for investor relations websites (the MZ Awards) Nedcor was placed first in the online financial reporting category in the Asia, Pacific and Africa region and third in South Africa for its investor relations website.
- Good progress was made on the implementation of an economic capital model, in conjunction with Old Mutual, scheduled for completion in 2006.
- The low number of armed robberies and burglaries was maintained.
- The focus on reducing the high level of card fraud was sustained and yielded pleasing results, particularly in the last quarter.
- A remuneration policy focusing on specific performance measures was

implemented throughout the group.

Sustainability

Nedcor continues to be recognised for its corporate social investment (CSI) activities. In the 2004 Trialogue CSI ratings non-profit organisations rated Nedcor third among 70 corporates in the category `Good Corporate Grantmaker". Nedbank was also ranked third among 48 corporates as `Most widely recognised corporate grantmaker". In the Mail & Guardian, Investing in the Future awards, Nedcor won the best corporate responsibility report for its 2003 Sustainability Report and was a finalist in the best corporate employee involvement programme. Nedcor is included in the JSE Socially Responsible Investment (SRI) Index and is one of only four South African companies to be included in the Dow Jones World Sustainability Index.

Prospects

As the benefits of the increased focus on client service become evident, the group expects to show growth in advances and anticipates bringing asset growth back into line with market growth in the second half of 2005.

Margins should continue to improve as a result of:

- the expensive, unhedged short-dated fixed rate funding having matured by the end of April 2004;
- the positive endowment effect of the rights offer proceeds for the full year from 2005 onwards;
  offshore capital being repatriated and earning higher yields in rands;
  the hedging of the fixed-rate subordinated debt and its maturity profile; and
- the settlement of the expensive empowerment funding for Peoples Bank in April 2005.

The group will focus on growing transactional revenue. Revenue is anticipated to continue to improve and costs to reduce as the group"s initiatives under its three-year plan are implemented. The group will also benefit from a significant reduction in once-off merger and recovery programme costs.

The directors and management are aware that a considerable amount of effort lies ahead in the recovery programme and that not all the fruits of these endeavours will be reflected in 2005. The business is, however, well-placed to deliver improved earnings in 2005.

The detailed three-year plan anticipates that the group will maintain its asset market share from the second half of 2005. Using 2004 as a base, the next three years total expense growth is targeted to grow at 9% below revenue growth on a compound annual growth rate basis. However, this differential is expected to be bigger in 2005, given the once-off merger and recovery costs in 2004. The plan focuses on growing transactional revenue through a combination of focused teams, cross-selling, upselling, improving client service, consistent pricing and bancassurance initiatives. Nedbank Retail has been identified as the major growth area. Importantly, the plan focuses on the transformation process within edcor.

The group continues to pursue its target of achieving a return on average ordinary shareholders" equity of 20% and an efficiency ratio of 55% or better in 2007.

Thanks

The directors and management express their thanks to clients and other stakeholders for their continued support, and particularly thank all staff members for the incredible job they have done during this difficult period.

Accounting policies

The consolidated financial statements are prepared in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and Banks Act. The accounting policies adopted are in all material respects consistent with those applied for the year ended 31 December 2003. Certain restatements for 2003 are reflected in these financial statements, being the reclassification of transaction taxes from taxation to operating expenses and the gross up of assets

and liabilities relating to certain pension fund assets and liabilities amounting to R529 million. The disclosures within the 2003 segmental reports have been restated to take into account the changes for the improved profitability measurements during 2004 as noted above.

Preliminary results - auditors" opinion

These results have been reviewed by the company"s auditors, KPMG Inc and Deloitte, and the review opinion is available for inspection at the company"s registered office.

Cautionary announcement pertaining to Black Economic Empowerment Transaction

Shareholders are advised that Nedcor is in the process of finalising a broad-based black economic empowerment (BEE) ownership transaction. Accordingly, shareholders are advised to exercise caution in dealing in their shares until Nedcor announces further detail on its BEE transaction.

Dividend - Nedcor ordinary

Notice is hereby given that a final dividend of 76 cents per ordinary share has been declared in respect of the year ended 31 December 2004.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE Nedcor has determined the last day for trading to participate in the final dividend to be Wednesday, 23 March 2005. The shares will commence trading ex-dividend on Thursday, 24 March 2005, and the record date will be Friday, 1 April 2005. Payment will be made on Monday, 4 April 2005.

Share certificates may not be dematerialised or rematerialised between Thursday, 24 March 2005, and Friday, 1 April 2005, both days inclusive.

For and on behalf of the board

WAM Clewlow   TA Boardman
Chairman   Chief Executive

22 February 2005

Registered office
Nedcor Limited, Nedcor Sandton,
135 Rivonia Road, Sandown, 2196
PO Box 1144, Johannesburg, 2000

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

Directors
WAM Clewlow (Chairman), Prof MM Katz (Vice-chairman), ML Ndlovu* (Vice-chairman), TA Boardman* (Chief Executive),
CJW Ball, MWT Brown* (Chief Financial Officer), RG Cottrell, BE Davison, N Dennis (British), Prof B Figaji, RM Head (British), JB Magwaza, ME Mkwanazi, PF Nhleko, JVF Roberts (British), CML Savage, JH Sutcliffe (British)   *Executive

Company Secretary
S Nienaber

Registration number 1966/010630/06
Incorporated in the Republic of South Africa
Share code: NED   ISIN code: ZAE000004875

This announcement is available on the group"s website - www.nedcor.com - together with the following additional information:
* detailed financial information in HTML, PDF and Excel formats;
* financial results presentation to analysts;
* link to a webcast of the presentation to analysts.

For further information kindly contact Nedcor Investor Relations by email at nedcorir@nedcor.com

Financial highlights
at 31 December

Rm	Reviewed 2004	Audited 2003
Headline earnings reconciliation		

Income/(Loss) attributable to shareholders		974	(1 600)
Less: Non-headline-earnings items		(473)	(1 655)
Non-trading and capital items		(510)	(1 693)
Taxation on non-trading and capital items		37	38
Headline earnings		1 447	55
Headline earnings (excluding foreign currency translation losses)		1 819	1 471
Key ratios			
Return on ordinary shareholders" equity (ROE)	%	9,2	0,4
ROE (excluding foreign currency translation losses)	%	11,6	10,3
ROE (excluding foreign currency translation losses, merger and recovery expenses)	%	14,4	12,5
Return on total assets (ROA)	%	0,45	0,02
ROA (excluding foreign currency translation losses)	%	0,57	0,46
Net interest income to interest-earning assets	%	3,13	3,04
Non-interest revenue to total income	%	50,8	49,0
Impairments to total advances	%	2,9	3,4
Efficiency ratio	%	76,3	80,2
Efficiency ratio (excluding foreign currency translation losses)	%	74,5	72,5
Share statistics			
Number of shares in issue	m	394,0	274,8
Weighted average number of shares**	m	360,9	293,0
Fully diluted weighted average number of shares**	m	361,8	293,4
Headline earnings per share**	cents	401	19
Headline earnings per share (excluding foreign currency translation losses)**	cents	504	502
Fully diluted headline earnings per share**	cents	400	19
Attributable earnings per share**	cents	270	(546)
Fully diluted attributable earnings per share**	cents	269	(545)
Dividends declared per share	cents	120	240
Dividends paid per share	cents	79	515
Dividend cover	times	3,3	0,1
Net asset value per share (investments at market value)	cents	4 590	4 240
Tangible net asset value per share (investments at market value)	cents	3 357	2 247

** 2003 adjusted for the rights issue

Income statement
for the year ended 31 December

	Reviewed	Audited*
Rm	2004	2003
Interest income	23 825	28 141

Interest expense	16 258	21 333
Net interest income	7 567	6 808
Non-interest revenue	8 197	7 953
Foreign currency translation losses	(372)	(1 416)
Gross operating income	15 392	13 345
Impairment of advances	1 416	2 063
Income after impairment of advances	13 976	11 282
Total expenses	11 736	10 703
Operating expenses	11 041	10 305
Fees due to alliance partners	70	4
Recovery programme expenses	379	
Merger expenses	246	394
Profit from operations before non-trading and capital items	2 240	579
Non-trading and capital items	(510)	(1 693)
Amortisation and impairment of goodwill	(374)	(1 803)
(Loss)/Profit on sale of subsidiaries, investments and property and equipment	(23)	349
Net impairment of investments, property and equipment, computer -oftware and capitalised development ɔsts	(113)	(239)
Profit/(Loss) from operations	1 730	(1 114)
Attributable earnings of associates and joint ventures	147	132
Profit/(Loss) before taxation	1 877	(982)
Taxation	576	390
Taxation on non-trading and capital items	(37)	(38)
Profit/(Loss) after taxation	1 338	(1 334)
Minority interest income attributable to		
- ordinary shareholders	(135)	(133)
- preference shareholders	(229)	(133)
Income/(Loss) attributable to shareholders	974	(1 600)

* Restated

Cash flow statement
for the year ended 31 December

	Reviewed	Audited
Rm	2004	2003
Cash and short-term funds at beginning f year	12 227	16 607
Cash flows from operating activities	5 723	5 643
Net increase in operating funds	(11 978)	(14 124)
Taxation paid	(835)	(616)
Cash flows from investment activities	2 836	2 654
Cash flows from financing activities	2 077	2 063
Cash and short-term funds at end of year	10 050	12 227

AC133: Balance sheet classification of financial instruments
at 31 December

	2004	2003		
	Reviewed	Audited*		
Rm	Assets	Liabilities	Assets	Liabilities
Fair value	80 706	55 967	75 741	35 749
Held for trading	77 551	55 967	73 774	35 749

Available for sale	3 155		1 967	
Amortised cost	237 564	248 367	225 886	259 388
Originated loans and receivables	230 491		224 563	
Held to maturity	7 073		1 323	
Non-trading liabilities		248 367		259 388
Other assets and liabilities	8 968	1 318	11 486	2 875
Total shareholders" equity and minority shareholders" equity		21 586		15 101
	327 238	327 238	313 113	313 113

* Restated

Group balance sheet
at 31 December

Rm	Reviewed 2004	Audited* 2003
Assets		
Cash and short-term funds	10 050	12 227
Other short-term securities	16 310	10 610
Government and other securities	26 224	21 333
Derivative instruments	27 560	28 496
Advances	221 128	210 096
Sundry debtors	7 881	7 463
Deferred-taxation asset	1 172	3 074
Current taxation prepaid	196	256
Investments in associate companies and joint ventures	1 043	1 627
Other investments	3 456	3 788
Insurance assets	3 109	5 152
Property and equipment	2 740	2 684
Computer software and capitalised development costs	1 419	1 710
Goodwill	3 441	3 762
Customers" indebtedness for acceptances	1 509	835
Total assets	327 238	313 113
Shareholders" equity and liabilities		
Ordinary share capital	394	275
Ordinary share premium	9 892	4 801
Reserves	7 809	6 571
Ordinary shareholders" equity	18 095	11 647
Minority shareholders" equity attributable to		
- preference shareholders	2 770	2 802
- ordinary shareholders	721	652
Total shareholders" equity and minority shareholders" equity	21 586	15 101
Derivative instruments	28 055	28 206
Deposits, current accounts and other liabilities	254 125	238 404
Sundry creditors	10 054	12 454
Deferred-taxation liabilities	1 125	2 731
Current taxation liabilities	193	144
Insurance funds	3 109	5 152

Long-term debt instruments	7 482	10 086
Liabilities under acceptances	1 509	835
Total liabilities	305 652	298 012
Total shareholders" equity and liabilities	327 238	313 113
Guarantees on behalf of customers excluded from assets	10 770	12 403

* Restated

at 31 December

	2004 Total average assets Rbn	2003 Total average assets Rbn	2004 Reviewed gross operating income Rm
Nedbank Corporate	118	108	6 229
Nedbank Capital	61	68	2 440
Imperial Bank	15	10	836
Nedbank Retail	76	73	7 662
Shared Services	10	11	196
Capital Management and ˉentral Funding	39	41	(1 583)
ıiminations	(20)	(20)	(388)
Total	299	291	15 392

* Restated

Segmental analysis

at 31 December

	2003 Audited gross operating income Rm	2004 Reviewed headline earnings Rm	2003 Audited* headline earnings Rm
Nedbank Corporate	5 715	2 112	1 841
Nedbank Capital	2 305	878	837
Imperial Bank	786	83	116
Nedbank Retail	7 145	641	455
Shared Services	(139)	(751)	(1 116)
Capital Management and Central Funding	(2 125)	(1 516)	(2 078)
Eliminations	(342)		
Total	13 345	1 447	55

* Restated

eographical segmental analysis

for the year ended 31 December

Rm	2004 Reviewed operating income	2003 Audited operating income	2004 Reviewed headline earnings	2003 Audited headline earnings
South Africa	14 236	11 961	1 216	(422)
Business operations	14 236	11 961	2 242	1 447
Merger and recovery programme expenses			(425)	(320)
Foreign currency translation losses			(372)	(1 416)
Minority interest income attributable to preference shareholders			(229)	(133)

Rest of Africa	347	307	49	198
Rest of world	809	1 077	182	279
Business operations	809	1 077	196	279
Merger and recovery programme expenses			(14)	
	15 392	13 345	1 447	55

Segmental results have been restated to align with current management structures and reporting methodologies.

Statement of changes in shareholders" equity

Rm	Ordinary shareholders" equity	Preference shareholders" equity
Balance at 31 December 2002 as previously reported	17 046	1 987
Impairment of advances	(1 700)	
Fair-value adjustment	(1 177)	
Taxation	787	
Minority interest	(4)	
Restated balance at 31 December 2002	14 952	1 987
Net loss for the period	(1 600)	133
ividends to shareholders	(1 395)	(133)
Issue of shares (net of expenses)	380	815
Shares sold by subsidiary	(111)	
Release of reserves previously not available	(357)	
Foreign currency translation reserve movement	(181)	
Available-for-sale reserve movement	(15)	
Other movements	(26)	
Balance at 31 December 2003	11 647	2 802
Net profit for the period	974	229
Dividends to shareholders	(269)	(261)
Issue of shares (net of expenses)	5 210	
Release of reserves previously not available	(48)	
Foreign currency ranslation reserve movement	(57)	
Available-for-sale reserve movement	621	
Other movements	17	
Balance at 31 December 2004	18 095	2 770

Statement of changes in shareholders" equity

Rm	Minority shareholders" equity	Total
Balance at 31 December 2002 as previously reported	503	19 536
Impairment of advances		(1 700)
Fair-value adjustment		(1 177)

Taxation		787
Minority interest		(4)
Restated balance at 31 December 2002	503	17 442
Net loss for the period	133	(1 334)
Dividends to shareholders		(1 528)
Issue of shares (net of expenses)		1 195
Shares sold by subsidiary		(111)
Release of reserves previously not available		(357)
Foreign currency translation reserve movement		(181)
Available-for-sale reserve movement		(15)
Other movements	16	(10)
Balance at 31 December 2003	652	15 101
Net profit for the period	135	1 338
Dividends to shareholders	(15)	(545)
Issue of shares (net of expenses)		5 210
Release of reserves previously not available		(48)
Foreign currency translation reserve movement	(11)	(68)
Available-for-sale reserve movement		621
Other movements	(40)	(23)
Balance at 31 December 2004	721	21 586

This and additional information is available on our website: www.nedcor.com

Lead sponsor to Nedcor
Merrill Lynch
Sponsor to Nedcor
Nedbank Capital

Date: 22/02/2005 08:01:32 AM Produced by the JSE SENS Department

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